Milbank, Tweed, Hadley & McCloy LLP

March 4, 2009

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Attention:	John Cash
Accounting Branch Chief

                                Re:     Desarrolladora Homex, S.A.B. de C.V.

                                           Form 20-F for the Year Ended December 31, 2007

                                           Form 6-K dated October 28, 2008

                                           File No. 001-32229

Dear Mr. Cash:

On behalf of Desarrolladora Homex, S.A.B. de C.V. (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated March 4, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2007 and Form 6-K dated October 28, 2008 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than April 30, 2009.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Carlos Moctezuma, Desarrolladora Homex, S.A.B. de C.V.
Javier Romero Castañeda, Desarrolladora Homex, S.A.B. de C.V.
Carlos Rochín, Mancera, S.C. (a member practice of Ernst & Young Global)